**Mercedes-Benz Auto Receivables Trust 2020-1**
**Investor Report**

Collection Period Ended          30-Jun-2023

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 37 | | | |
| Collection Period (from... to) | 1-Jun-2023 | 30-Jun-2023 | | |
| Determination Date | 13-Jul-2023 | | | |
| Record Date | 14-Jul-2023 | | | |
| Distribution Date | 17-Jul-2023 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Jun-2023 | 17-Jul-2023 | Actual/360 Days | 32 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Jun-2023 | 15-Jul-2023 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 278,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 351,600,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 351,600,000.00 | 48,230,137.94 | 37,600,200.72 | 10,629,937.22 | 30.233041 | 0.106940 |
| Class A-4 Notes | 80,020,000.00 | 80,020,000.00 | 80,020,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,061,220,000.00** | **128,250,137.94** | **117,620,200.72** | **10,629,937.22** | | |
| | | | | | | |
| Overcollateralization | 27,225,882.84 | 27,211,147.07 | 27,211,147.07 | | | |
| Adjusted Pool Balance | 1,088,445,882.84 | 155,461,285.01 | 144,831,347.79 | | | |
| Yield Supplement Overcollateralization Amount | 36,332,043.60 | 4,443,720.93 | 4,085,217.73 | | | |
| **Pool Balance** | **1,124,777,926.44** | **159,905,005.94** | **148,916,565.52** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 27,225,882.84 | 2.50% |
| Target Overcollateralization Amount | 27,211,147.07 | 2.50% |
| Current Overcollateralization Amount | 27,211,147.07 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.262750% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.460000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 0.550000% | 22,105.48 | 0.062871 | 10,652,042.70 | 30.295912 |
| Class A-4 Notes | 0.770000% | 51,346.17 | 0.641667 | 51,346.17 | 0.641667 |
| **Total** | | **$73,451.65** | | **$10,703,388.87** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 10,774,825.50 | (1) Total Servicing Fee | 133,254.17 |
| Interest Collections | 551,606.97 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 116,393.36 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 39,726.90 | | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 73,451.65 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 54,824.77 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **11,537,377.50** | (6) Regular Principal Distributable Amount | 10,629,937.22 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **11,537,377.50** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 700,734.46 |
| | | **Total Distribution** | **11,537,377.50** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 133,254.17 | 133,254.17 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 73,451.65 | 73,451.65 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 22,105.48 | 22,105.48 | 0.00 |
| thereof on Class A-4 Notes | 51,346.17 | 51,346.17 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 73,451.65 | 73,451.65 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 10,629,937.22 | 10,629,937.22 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 10,629,937.22 | 10,629,937.22 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 5,442,229.41 |
| Reserve Fund Amount - Beginning Balance | 5,442,229.41 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 18,356.52 |
| minus Net Investment Earnings | 18,356.52 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 5,442,229.41 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 18,356.52 |
| Net Investment Earnings on the Collection Account | 36,468.25 |
| Investment Earnings for the Collection Period | 54,824.77 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,124,777,926.44 | 35,214 |
| Pool Balance beginning of Collection Period | 159,905,005.94 | 11,610 |
| Principal Collections | 7,533,661.95 | |
| Principal Collections attributable to Full Pay-offs | 3,241,163.55 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 213,614.92 | |
| Pool Balance end of Collection Period | 148,916,565.52 | 11,218 |
| Pool Factor | 13.24% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 3.82% | 4.04% |
| Weighted Average Number of Remaining Payments | 52.53 | 23.07 |
| Weighted Average Seasoning (months) | 11.02 | 45.99 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 147,856,287.75 | 11,166 | 99.29% |
| 31-60 Days Delinquent | 802,317.82 | 38 | 0.54% |
| 61-90 Days Delinquent | 149,713.53 | 10 | 0.10% |
| 91-120 Days Delinquent | 108,246.42 | 4 | 0.07% |
| Total | 148,916,565.52 | 11,218 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.173% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 213,614.92 | 11 | 10,136,360.38 | 338 |
| Principal Net Liquidation Proceeds | 116,388.18 | | 3,870,439.51 | |
| Principal Recoveries | 39,409.26 | | 4,095,812.19 | |
| Principal Net Loss / (Gain) | 57,817.48 | | 2,170,108.68 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.449% |
| Prior Collection Period | (0.098%) |
| Second Prior Collection Period | 0.677 % |
| Third Prior Collection Period | (0.093%) |
| Four Month Average | 0.234% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.193% |
| **Average Net Loss / (Gain)** | 6,420.44 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.